SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

            Rise Gold Corp.

(Name of Issuer)

      Common Shares

(Title of Class of Securities)

         76760R100

(CUSIP Number)

Benjamin Mossman

Suite 650 – 669 Howe Street

Vancouver, British Columbia, Canada V6C 0B4

          (604) 260-4577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

     April 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  *

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 76760R100

1	NAMES OF REPORTING PERSONS Benjamin Mossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,074,142
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,074,142
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,074,142*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Does not include 1,840,000 shares of common stock beneficially owned by the reporting person’s spouse, Tessa Brinkman. The reporting person disclaims beneficial ownership of such shares, which are comprised of 920,000 shares of common stock owned solely in Ms. Brinkman’s name and 920,000 shares of common stock that she may acquire upon exercise of warrants that she holds solely in her name.

** Based on a total of 116,105,982 shares of common stock outstanding on April 18, 2018.

Item 1.

Security and Issuer.

The name of the issuer is Rise Gold Corp., a British Columbia corporation (“Issuer”), which has its principal executive offices at Suite 650, 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4. This report relates to the Issuer’s class of common stock without par value (“Common Stock”).

Item 2.

Identity and Background.

(a):

The reporting person is Benjamin Mossman.

(b):

Mr. Mossman’s business address is Suite 650, 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4.

(c):

Mr. Mossman serves as the Chief Executive Officer and President and a Director of the Issuer.

(d):

During the last five years, the reporting person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e):

During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f):

The reporting person is a citizen of Canada.

Item 3.

Source and Amount of Funds or Other Consideration.

On April 18, 2018, the Issuer granted options (the “Options”) to the reporting person to purchase 2,631,000 shares of the common stock of the Issuer (“Common Stock”) pursuant to the terms of an Executive Employment Agreement between the Issuer and the reporting person dated April 19, 2017, as amended on April 16, 2018 (the “Executive Employment Agreement”). The reporting person did not give any separate consideration for the grant of the options.

Item 4.

Purpose of Transaction.

As described in Item 3, the Issuer granted the Options to the reporting person pursuant to a provision of the Executive Employment Agreement stating that the Issuer will, subject to the terms of the Issuer’s stock option plan (the “Plan”) and policies of the stock exchange on which the Issuer’s Common Stock is listed for trading (the “Exchange”), grant options to the reporting person from time to time to maintain his right to purchase 5% of the Issuer’s issued and outstanding Common Stock. All options to be granted pursuant to this provision of the Executive Employment Agreement are required to have an exercise price per share equal to the closing market price of the Issuer’s Common Stock on the day prior to the date of the grant, be fully vested upon issue, with expiry terms as determined by the Board of Directors and in accordance with the provision of the Plan, rules of the Exchange and any relevant stock option agreements governing the options.

As of the date hereof, and except as otherwise disclosed herein, the reporting person does not have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this report, the reporting person beneficially owned a total of 6,074,142 shares of Common Stock of the Issuer, which is 5% of the class of Common Stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Common Stock beneficially owned includes 714,000 shares of Common Stock issued and outstanding and an additional 5,360,142 shares of Common Stock underlying currently exercisable options. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. According to the Issuer’s most recent quarterly or annual report, which was filed with the Securities and Exchange Commission on March 16, 2018, the Issuer had 80,944,982 shares of Common Stock issued and outstanding. According to a Form 8-K report filed by the Issuer on April 20, 2018, the Issuer issued an additional 35,161,000 shares of

Common Stock in a private placement on April 18, 2018, which resulted in a total of 116,105,982 shares of Common Stock being outstanding on April 18, 2018.

(b)

The reporting person has sole voting and dispositive power with respect to the securities of the Issuer beneficially owned by him.

(c)

The reporting person also acquired the following additional shares of Common Stock of the Issuer in open market purchases during the sixty days prior to April 18, 2018:

Price per

Share (in

Number

Canadian

Date

of Shares

dollars)

2-28-18

64,000

$0.108

3-1-18

50,000

$0.125

(d)

No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting person.

(e)

Item 5(e) is not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information required by this Item 6 is provided in Items 3 and 4 of this report.

Item 7.

Material to be Filed as Exhibits.

The following documents are filed herewith as exhibits.

Exhibit

No.

Title

1

Executive Employment Agreement between Rise Gold Corp. and Benjamin Mossman dated as of April 19, 2017 (the “Executive Employment Agreement”)

2

Amendment Agreement dated as of April 16, 2018 amending the Executive Employment Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.

Dated:  June 20, 2018

/s/ Benjamin Mossman Benjamin Mossman